FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2024 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 11, 2024, the Registrant Announces its Presentation at 2024 SEMICON China
Addressing Advanced CMOS Process Technology for Micro Displays

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 11, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Present at 2024 SEMICON China Addressing Advanced CMOS Process
Technology for Micro Displays

Presenting Company’s state-of-the-art displays backplane technology solutions and its recent developments addressing the evolving AR/VR market needs

MIGDAL HAEMEK, Israel, March 11, 2024 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its invited presentation at the upcoming 2024 SEMICON China conference. The presentation - Advanced CMOS Process Technology for Micro Display Manufacturing - will provide an overview of current trends in the sensors and displays field, highlighting Tower’s recent technological developments for OLED micro displays catering to the evolving AR/VR market needs in China and worldwide.

The conference will be held in Pudong Kerry Hotel, Shanghai, China on March 20-22, 2024. Tower’s session will be presented by Dr. Benoit Dupont, Sensors and Display Marketing Director, Tower Semiconductor, and is scheduled for March 20, 2024, at 11:30 am.

Tower’s sensors and displays platform offers diversified process flows for a great variety of end applications including medical, consumer, industrial, security, and automotive among others. As part of the session, Tower’s recently announced dedicated process for micro display backplane will be presented. The process, supporting current-driven OLED pixel designs, provides numerous strategic advantages including high resolution, high brightness, excellent yield, and display uniformity, promote the development of best-in-class OLED displays.

For additional information about Tower Semiconductor’s sensors and displays technology offerings, please visit here.

For additional details on Tower Semiconductor’s technology offering, please visit here.

For additional details on SEMICON CHINA 2024, please visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com